FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Reports Proposed Private Sale of Its Common Shares
by Existing Shareholders

SHANGHAI, China, April 5, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that it has been informed that certain of its existing shareholders have entered into a share purchase agreement with Recruit Co., Ltd., a privately held human resource services company in Japan. Under the terms and conditions of the agreement, Recruit has agreed to purchase in a private transaction a total of 8,452,918 common shares, or approximately 15% of 51job’s issued and outstanding common shares as of December 31, 2005, from these shareholders at a price of US$13.00 per common share (equivalent to US$26.00 per ADS). In addition, the agreement provides for an option that would allow Recruit to purchase up to an additional 25% of common shares from these shareholders over a three-year period at purchase prices per common share to be calculated based on a pre-agreed formula, resulting in Recruit holding an aggregate 40% of 51job’s issued and outstanding common shares as of December 31, 2005. 51job understands the closing of the proposed transaction for the 8,452,918 common shares is expected to be in mid-April and subject to certain terms and conditions.

Under the share purchase agreement, each of these selling shareholders has agreed that it will use its commercially reasonable best efforts in cooperating with Recruit to have a representative of Recruit nominated to stand for election to 51job’s board of directors and that it will vote all of its shares in favor of the election of such nominee to 51job’s board of directors at any annual or extraordinary general meetings of members of 51job at which such nominee may stand for election for the duration of the agreement. Recruit has agreed not to sell or otherwise transfer an interest in any of the shares it has purchased under the agreement for one year following the date of such purchase.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 24 cities with local editions of 51job Weekly and Hong Kong.